EXHIBIT 11.1

Cordia Corporation
Computation of Per Share Earnings (Loss)

	For the Year Ended
	December 31
	2005	2004

NUMERATOR - BASIC
Net Income (Loss)	$1,265,460	$ (169,800)
Deduct: Preferred Stock Dividend	(212,415)	-

Numerator for Basic Earnings Per Share	$1,053,045	$ (169,800)

NUMERATOR - DILUTED
Numerator for Basic Earnings Per Share	$1,053,045	$ (169,800)
Add: Preferred Stock Dividend	212,415	-

Numerator for Diluted Earnings Per Share	$1,265,460	$ (169,800)

DENOMINATOR

Weighted average number of common shares outstanding	4,675,779	4,772,032

Assumed conversion of preferred stock	1,104,584	-
Assumed exercise of stock options	598,866	-

Denominator for Diluted Earnings Per Share	6,379,229	4,772,032

Basic earnings (loss) per common share	$ 0.23	$ (0.04)

Diluted earnings (loss) per common share	$ 0.20	$ (0.04)